UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (NATIONAL EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of Securities Market legislation, notifies the following:

RELEVANT FACT

BBVA notifies that its Board of Directors, at its meeting held today, March 31, 2016, has adopted a resolution, in a process of corporate reorganization of its banking subsidiaries in Spain, to commence the process for the integration of the companies belonging to the BBVA Group, Catalunya Banc, S.A., Banco Depositario BBVA, S.A. and Unoe Bank, S.A.

Consequently, the Board of Directors has adopted a resolution;

•	To present and approve, in accordance with the procedure established in Article 51 of the Structural Modifications Law, the common draft terms of merger by absortion of Catalunya Banc, S.A. (absorbed company) by BBVA (absorbing company).

BBVA is direct holder of 98.4% of the capital stock of Catalunya Banc, S.A.

In accordance with the provisions of the aforementioned draft terms, at the time the merger is executed, after it has been approved by the competent corporate bodies and the relevant administrative authorizations have been obtained, the shareholders of Catalunya Banc, S.A. (other than BBVA) will receive 1 share of BBVA for every 10 shares of Catalunya Banc, S.A.

The draft terms envisage that BBVA will perform the exchange referred to in the previous paragraph by the delivery of treasury shares.

•	To present and approve, in accordance with the procedure established in Article 51 of the Structural Modifications Law, the common draft terms of each of the two mergers by absortion of Banco Depositario BBVA, S.A. and Unoe Bank, S.A. (absorbed companies) by BBVA (absorbing company). Both companies are directly or indirectly wholly owned by BBVA.

The content of the three common draft terms of merger can be consulted on the corporate website of BBVA (www.bbva.com).

Madrid, March 31, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 1, 2016	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative